UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___2____)*

Walker Innovation Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

931661102

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 931661102	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,535,529*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,535,529*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,529*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 931661102	13G	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Capital Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 169,500*
	6.	SHARED VOTING POWER 1,708,829*
	7.	SOLE DISPOSITIVE POWER 169,500*
	8.	SHARED DISPOSITIVE POWER 1,708,829*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,329*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 931661102	13G	Page 4 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ethan Benovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,878,329*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,878,329*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,329*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 931661102	13G	Page 5 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jaime Hartman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,878,329*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,878,329*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,329*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

Item 1.

(a)	Name of Issuer Walker Innovation Inc.

(b)	Address of Issuer’s Principal Executive Offices Two High Ridge Park Stamford, Connecticut 06905

Item 2.

(a)	Name of Person Filing Genesis Opportunity Fund, L.P. Ethan Benovitz Jaime Hartman Genesis Capital Advisors LLC

(b)	Address of the Principal Office or, if none, residence 1212 Avenue of the Americas, 19th Floor New York, NY 10036

(c)	Citizenship Genesis Opportunity Fund, L.P. – Delaware, United States Ethan Benovitz – United States Jaime Hartman – United States Genesis Capital Advisors LLC – Delaware, United States

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 931661102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Genesis Opportunity Fund, L.P. – 1,535,529* Ethan Benovitz – 1,878,329* Jaime Hartman – 1,878,329* Genesis Capital Advisors LLC – 1,878,329*

(b)	Percent of class: Genesis Opportunity Fund, L.P. – 7.4%* Ethan Benovitz – 8.2%* Jaime Hartman – 8.2%* Genesis Capital Advisors LLC – 8.2%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Genesis Opportunity Fund, L.P. – 0* Ethan Benovitz – 0* Jaime Hartman – 0* Genesis Capital Advisors LLC – 169,500*

(ii)	Shared power to vote or to direct the vote Genesis Opportunity Fund, L.P. – 1,535,529* Ethan Benovitz – 1,878,329* Jaime Hartman – 1,878,329* Genesis Capital Advisors LLC – 1,535,529*

(iii)	Sole power to dispose or to direct the disposition of Genesis Opportunity Fund, L.P. – 0* Ethan Benovitz – 0* Jaime Hartman – 0* Genesis Capital Advisors LLC – 169,500*

(iv)	Shared power to dispose or to direct the disposition of Genesis Opportunity Fund, L.P. – 1,535,529* Ethan Benovitz – 1,878,329* Jaime Hartman – 1,878,329* Genesis Capital Advisors LLC – 1,708,829*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The shares of common stock (the "Shares") of Walker Innovation Inc. (the "Company") reported herein are held by Genesis Opportunity Fund, L.P. and other funds and accounts (collectively, the “Funds and Accounts”), all of which are managed by Genesis Capital Advisors LLC (the "Adviser"). Certain of the Shares reported herein are held by the Adviser itself. The Adviser, in its capacity as the investment manager of the Funds and Accounts, has the power to vote and the power to direct the disposition of all Shares held by the Funds and Accounts. Ethan Benovitz (“Benovitz”) and Jaime Hartman (“Hartman”), as individuals, act as co-investment managers to the Genesis Opportunity Fund, L.P. and as managing members of GCA. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser, Benovitz and Hartman may be deemed to beneficially own an aggregate of 1,878,329 Shares, or 8.2% of Shares deemed issued and outstanding as of November 7, 2016. The beneficial ownership percentages reported herein are based on 20,741,572 voting Shares issued and outstanding as of November 7, 2016, as disclosed in the Company's Quarterly Report filed with the Securities and Exchange Commission on November 7, 2016. This report shall not be deemed an admission that the Adviser, the Funds and Accounts or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	Genesis Opportunity Fund, L.P.
By: Genesis Capital Advisors LLC
Its Investment Manager

By: /s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

Genesis Capital Advisors LLC

By: /s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

Ethan Benovitz

By: /s/ Ethan Benovitz
Individually

Jaime Hartman

By: /s/ Jaime Hartman
Individually

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G Amendment No. 1 under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, par value $0.001 per share, of Walker Innovations, Inc., together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: February 14, 2017
Genesis Opportunity Fund, L.P.

By: Genesis Capital Advisors LLC
Its Investment Manager

By: /s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

Genesis Capital Advisors LLC

By: /s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

Ethan Benovitz

By: /s/ Ethan Benovitz
Individually

Jaime Hartman

By: /s/ Jaime Hartman
Individually